August 26, 2024

Bala Padmakumar
Chief Executive Officer and Chairman
ChampionsGate Acquisition Corporation
419 Webster Street
Monterey, CA 93940

       Re: ChampionsGate Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted July 23, 2024
           CIK No. 0002024460
Dear Bala Padmakumar:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 23, 2024
Cover Page

1. Please revise to state whether redemptions will be subject to any limitations, as required by Item 1602(a)(2) of Regulation S-K. For example, we note disclosures elsewhere regarding the $5,000,001 net tangible asset requirement and the limitation on redemption rights of shareholders holding 15% or more of the shares sold in the offering.
2. Please revise to state the amount of compensation received or to be received by the sponsor, its affiliates, and promoters. For example, we note disclosures elsewhere regarding repayment of loans made by the sponsor. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters may result in a material dilution of the purchasers' equity interests. Lastly, please also revise to provide a highlighted cross-reference to all the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K. August 26, 2024
Page 2

3. Please reconcile your statements here and throughout the prospectus as applicable that other than the insider shares and private units, your sponsor or its affiliates will not receive any other form of compensation with your disclosures elsewhere regarding compensation. More specifically, we note that in addition to the insider shares and private units, your sponsor or its affiliates may receive repayment of loans, reimbursement of out-
       of-pocket expenses, working capital units, and extension units. See Item 1603(a)(6) of
       Regulation S-K.
4. Please revise to describe the disparate voting rights between the Class B ordinary shares, or insider shares, and the Class A ordinary shares sold in this offering.
5. We note your statement here that upon effectiveness of the prospectus, your management, including your officers and directors, are all located in the United States. However, later in the same paragraph you refer to a risk factor on page 65 which states that upon the effectiveness of the prospectus, all of your executive officers and directors will be located outside the United States. Please revise to clarify the location of your management.
6. Please revise your cross-references to the dilution and conflicts of interest disclosures to provide a highlighted cross-reference to all the locations of related disclosures in the prospectus. See Items 1602(a)(4) and (5) of Regulation S-K.
Summary
Our Insiders and Management, page 2

7. Please revise to balance your discussion of the prior SPAC experience of Mr.
       Padmakumar to disclose the redemption levels in connection with the business combination and current trading price of ConnectM Technology Solutions, Inc.'s common stock.
Our Sponsor, page 4

8. Please reconcile inconsistent disclosure throughout the prospectus with respect to the redemption rights of public shareholders in connection with votes before and after a business combination. For example, disclosure on page 5 indicates that only dissenting public shareholders would be allowed to redeem their shares in connection with a vote on a charter amendment to modify the substance or timing of obligations to allow redemptions in connection with the business combination or with respect to any shareholders rights or pre-business combination activity, while disclosure on page 25 indicates that public shareholders will have an opportunity to redeem their shares regardless of whether they vote for, against, or abstain from such a vote. In addition, regarding redemption rights in connection with votes on the initial business combination, you disclose on page 63 that a public shareholder must vote either in favor of or against a proposed business combination in order to have their shares redeemed for cash but elsewhere you state that public shareholders may seek to convert their public shares, regardless of whether they vote for or against, or abstain from voting on, the proposed business combination.
9. Please revise to provide the disclosures required by Item 1602(b)(6) of Regulation S-K.
       We note your statement on page 5 that other than the insider shares and private units, the sponsor or its affiliates have not received and will not receive any other form of compensation. However, we also note disclosures elsewhere regarding repayment of
 August 26, 2024
Page 3

       loans, reimbursement of out-of-pocket expenses, the anti-dilution adjustment of the insider shares, and working capital notes and extension notes, each of which may be repaid or converted into private units.
Business Strategy and Acquisition Criteria, page 8

10. Please expand your disclosure to describe the consequences to the sponsor of not completing an extension of the time period to consummate your initial business combination. See Item 1602(b)(4) of Regulation S-K.
The Offering, page 15

11. Please revise to describe the conversion and anti-dilution rights of the insider shares.
Private placement at time of offering, page 17

12. We note your statement that the private units are identical to the units sold in this offering
       "except as described in this prospectus." Please explain, or include a cross-reference to disclosure elsewhere that explains, how private units, including the private shares and private rights underlying the units, are not identical to the units sold in this offering.
Conflicts of Interest, page 28

13. Please revise to also describe conflicts of interest relating to fees, reimbursements, or cash payments to your insiders, officers, directors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination. In addition, please revise to describe conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your officers, directors, insiders, or their affiliates, as referenced on page 10. See Item
       1602(b)(7) of Regulation S-K.
14. Please disclose the conflicts of interest arising from Mr. Tan's involvement with the
       Second SPAC. In this regard, we note that the Second SPAC may be searching for a target company concurrently with this SPAC's search for a target. Please disclose how opportunities will be allocated between SPACs and, to the extent there are any agreements between the sponsor and the company, please disclose these agreements. See Items
       1602(b)(7), 1603(a)(5), and 1603(b) of Regulation S-K.
Risk Factors
The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities . . ., page 53

15. Please expand your risk factor disclosure to also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax. Dilution, page 75

16. Please revise your dilution disclosure in your next amendment to comply with Item
       1602(c) of Regulation S-K. Additionally both in your response and amended disclosure, specifically address the impact to dilution for the maximum redemption restriction given
 August 26, 2024
Page 4

       your disclosure on page 56 indicates you would not proceed with redemptions that would cause your net tangible assets to be less than $5,000,001.
Proposed Business
Our Sponsor, page 85

17. We refer to your tabular disclosures on pages 86, 87, and 104 regarding the securities owned by the sponsor and the relevant terms. Please revise to disclose any circumstances or arrangements that could result in the surrender or cancellation of the securities, such as the potential forfeiture of a portion of the insider shares. Additionally, please revise to disclose (i) the natural persons and entities subject to each agreement;
(ii) any exceptions
       under, or terms that would result in an earlier expiration of, each agreement; and (iii) the lock-up agreement with the underwriter. See Items 1603(a)(6) and(9) of Regulation S-K.
Permitted Purchases of our Securities, page 93

18. Please revise to reconcile your disclosures regarding the purpose of purchases of your securities by your sponsor, directors, officers, advisors or their affiliates either prior to or following the completion of your initial business combination. More specifically, here you state, in part, that the purpose of such purchases would be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination. However, on pages 42 and 43 you state that such purchases would be structured in compliance with the requirements of Rule 14e-5 by, in part, including in the company's registration statement/proxy statement filed for the business combination a representation that any of the company's securities purchased by the company's sponsor, directors, officers, advisors or their affiliates would not be voted in favor of approving business combination transaction.
Conflicts of Interest, page 109

19. Please revise to disclose the nominal price paid for the insider shares and any conflict of interest in determining whether to proceed with a de-SPAC transaction. See Item 1603(b)
       of Regulation S-K.
20. Please revise the table on page 110 to disclose Mr. Padmakumar's affiliation with Four
       Leaf Acquisition Corporation. See Item 1603(c) of Regulation S-K. Principal Shareholders, page 112

21. Please revise the table to (i) reflect the 550,000 private units to be purchased by the sponsor, (ii) explain the decrease in the number of shares held by the sponsor after the offering, and (iii) clarify the number and class of shares currently held and to be held by each individual and entity listed therein.
General

22. Please revise to disclose any circumstances or arrangements under which the sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, such as the anti-dilution adjustment of the insider shares. See Item 1603(a)(6) of Regulation S-K.
 August 26, 2024
Page 5

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Arila E. Zhou, Esq.